Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

February 15, 2007
Our ref. No. PI 0110

The U.S. Securities and Exchange Commis[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary RYOSHOKU Revises Full-Year Forecasts**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on February 15, 2007

Subsidiary RYOSHOKU Revises Full-Year Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary RYOSHOKU LIMITED has revised its full-year forecasts for the year ended December 31, 2006, which were announced on August 16, 2006.

This will have a negligible effect on MC's consolidated financial results for the fiscal year ending March 31, 2007.

(Attachment)
RYOSHOKU Announcement

(Translation of RYOSHOKU Announcement)

February 15, 2007
RYOSHOKU LIMITED

RYOSHOKU Revises Full-Year Forecasts

RYOSHOKU LIMITED today revised its full-year forecasts for the year ended December 31, 2006, which were announced on August 16, 2006. Details of the revisions are as follows.

1. Revision of 2006 Full-Year Forecasts (January 1, 2006 to December 31, 2006)

(1) Consolidated (Million Yen, %)

	Sales Transaction	Ordinary Income	Net Income
Previous forecasts (A)	1,460,000	10,200	2,200
Current forecasts (B)	1,436,700	6,400	300
Change (B-A)	- 23,300	- 3,800	- 1,900
Change (%)	- 1.60	- 37.25	- 86.36
(Reference) Results for the previous fiscal year (ended December 31, 2005)	1,287,517	12,786	5,863

[Reasons for Revisions]

RYOSHOKU has lowered its forecast for ordinary earnings by 3,800 million yen, or 37.25%, from the previous forecast. This downward revision reflects lower profit margins stemming from stiffer sales competition, despite progress made with lowering costs. Furthermore, projected net income has also been revised downward by 1,900 million yen, or 86.36%, from the previous forecast due to a loss on impairment of investment securities of 1,034 million yen, a wider loss at a consolidated subsidiary (loss-making company) and an increase in gain on minority interest. RYOSHOKU will, however, record a gain on sale of investment securities of 1,881 million yen.

(2) Non-consolidated (Million Yen, %)

	Sales Transaction	Ordinary Income	Net Income
Previous forecasts (A)	840,000	7,500	7,000
Current forecasts (B)	829,100	5,300	6,200
Change (B-A)	- 10,900	- 2,200	- 800
Change (%)	- 1.30	- 29.33	- 11.43
(Reference) Results for the previous fiscal year (ended December 31, 2005)	741,583	8,087	4,709

[Reasons for Revisions]

As with the consolidated forecast, the non-consolidated forecast for ordinary earnings has been lowered due to lower profit margins stemming from stiffer sales competition. Furthermore, despite a 1,712 million yen gain on sale of investment securities, projected net income has also been revised downward, reflecting a large decline in ordinary earnings.

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END